INVEST IN **FUELED**

Unlock the power of 1st-party data for the next generation of DTC eCommerce


Get connected.
Surface patterns.
Drive growth.

fueled.io Denver Colorado

LEAD INVESTOR



Jeremiah Prummer

As an eCommerce vet of 10+ years, and a SaaS founder in the space, I see tremendous value in what Fueled is doing to help brands own their data. Managing the flow of data has historically been super challenging, and super expensive. And it's not just the small eCommerce brands that feel this pain. I work with dozens of brands doing $50m+ in annual revenue. The majority haven't solved the data pipeline issue. I think Fueled has a real shot to solve this problem for good, and I'm excited to play a small part in that innovation.

Invested $2,000 this round

Notable Investors

Sharon Gee	Preston-Werner Ventures
Tom Preston-Werner	Antler

Highlights

1. Leveraged by 1,500 eCommerce brands - in 78 countries.
2. Tracking 120M monthly customer events. (On track for a projected billion monthly events by EOY.)
3. Tracking over $75M in monthly purchase events.
4. Doubled our monthly recurring revenue in May 2023.
5. eCommerce is a $5.7 trillion/year industry with no open source analytics. We're fixing this problem!

Our Team



Sean Larkin CEO

18 years in eCommerce & digital. $15M+ in sales. Multiple successful exits. Goat farmer (Read on for how that's relevant.)



Eddie Svirsky CTO

Previously co-founded a startup that raised $8M+. 15-year engineering team leader.



Shannon Flahive Advisor

VC leader in the Mountain West. Harvard University. MBA from CU's Leeds School of Business.





Brendan Abernathy Advisor

eCommerce veteran. SaaS partnerships leader. BigCommerce. ex-Heap.



Hilary Swan Advisor

Accomplished enterprise software sales leader and coach.



Joel Siedenburg Advisor

Venture-backed tech founder & advisor. Former agency owner.

Pitch


Fueled is a Composable
1st-party Data Platform

The Problem

> Conventional advertising technologies break
> in a privacy-first world. 🌎

Privacy is good. Respecting online shoppers' privacy preferences builds trust.

At the same time, direct-to-consumer brands need to be able to identify and communicate with customers.

And as Apple and Facebook war to see which mega-advertiser gets to own your shopping data, wonderful eCommerce brands are wasting billions of dollars each year on campaigns that target the wrong customers.

That's where we come in...

> Fueled is revolutionizing
> eCommerce analytics
> and ad targeting.

The Solution

> *Fueled is a Composable First-Party Data Platform designed specifically for eCommerce.*

Yeah, it's a mouthful. But this diagram might help:


Fueled
mixpanel
Google
Analytics
Facebook Ads
KLAVIYO
Data
Warehouse

Fueled helps eCommerce merchants capture online engagement with their customers. We send this engagement data wherever they need. We help them analyze this data. And, we help them *activate* this data for marketing campaigns.


#1
Collect
data
#2
Analyze
behavior
#3
Match
customers &
campaigns

How We Are Different

Question: But can't I do all this with existing tools?

Answer: Yes...If you have half a million dollars and 6-12 months for implementation.

Existing Solutions Are:

- Incredibly expensive.
- Require outside expertise and months to set up.
- Don't have a *point of view* on eCommerce.
- Don't play nice with the tools most eCommerce brands use.

Fueled Is:

- Configurable in 1 business day.
- Priced for emerging & mid-market companies.
- Purpose-built & strongly opinionated — so our customers see value immediately.
- Inter-operable with other tools and products.
- Open source where it matters: We allow our customers to own their own data and adjust our attribution models and dashboards.

Our **"Time to Value"** is 10x
any similar product on the market.

"Time to Value" represents the development cost and licensing fees to start benefiting from these technologies. Often, our competitors can cost upward of $100,000/year in licensing fees and months of custom development and consulting to go live. In contrast, Fueled can be live in a week.

Why Are We Doing This WeFunder?

Fueled is democratizing eCommerce data and analytics. We're making enterprise-worthy tools accessible to everyday brands.

We opened this community round because we wanted to give back to our supporters, partners, and customers.

Community rounds like this *democratize investment opportunities*, which are often only available to the wealthiest individuals and investment firms.

Why Should You Invest In Fueled?

We Have Lived the Problem



10 years into my digital career, I sold an agency. I became a goat farmer and tried to sell artisan soaps online.

But this was at the end of the "Facebook Ads Glory Days." As much as I understood digital, I couldn't make it work with existing tools.

– Sean Larkin, Fueled Founder & CEO

We Know This Space.

The product journey started in our agency practice. We got paid a good deal of money to implement existing solutions and enterprise tools as consultants. With this knowledge and first-hand experience, we realized we could solve this problem differently — and support more great brands.

We Have Incredible Traction

We went live with our free offering in October 2022. In just 8 months we've achieved:


1,540
Active installations
(In 78 countries)
4M
Events tracked
daily
$75M
Purchases
tracked monthly

And this is just the beginning.

We partner with many of the top digital agencies on the planet. We integrate with the leading eCommerce technology platforms on the market.

How We Will Use Your Investment

This is a breakout moment for Fueled.

We aren't an overly-funded, heavily venture-backed startup spending too much money to hit vanity metrics.

We are driving with laser focus to hit profitability by the end of Q3 2023.

We believe that this community round will allow us to achieve this goal and set us up for steady, profitable growth going into 2024. We seek investors that appreciate strong business practices and ambitious, yet achievable returns.

** Forward looking projections cannot be guaranteed.*


Fueled
Data Collection & Stitching
Journey Analytics
Automation
Audience
ELEVAR
Heap
mparticle
Segment
woopra
mixpanel
Amplitude
blueshift


Segmentation
Census
ITERABLE
KLAVIYO
hightouch
Fueled provides
simple, affordable, and accurate 1st-party targeting.

Be Part of Our Growth. Let's Do This!

If you know our founder, Sean Larkin, you know that our team is smart, incredibly tenacious, and committed to solving real problems affecting eCommerce brands and businesses that deserve to thrive.

We're not some unicorn moonshot startup. We're not looking to be the next Microsoft or Apple. We want to build towards $10M-$20M in annual revenue and a $100M-$200M exit over the next 5-10 years. We have the total addressable market, product fit, technology, and leadership to build an incredible company and offer a significant return on your investment.

** Forward-looking projections are not guaranteed.*

Downloads

Fueled Pitch Deck